Exhibit 12.1
SOUTHERN POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2014
and the six months ended June 30, 2015

	Year ended December 31,					Six Months Ended June 30,
	2010	2011	2012	2013	2014	2015
	---------------------------------------------Thousands of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$206,664	$238,088	$267,906	$211,428	$171,847	$98,116
Interest expense, net of amounts capitalized	76,120	77,334	62,503	74,475	88,992	44,935
Interest component of rental expense	176	191	267	632	1,327	942
Amortization of capitalized interest	2,905	3,412	4,498	6,340	4,555	2,277
Pre-tax net (income)/loss from non-controlling interest	—	—	—	—	1,246	(4,362)
Earnings as defined	$285,865	$319,025	$335,174	$292,875	$267,967	$141,908
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$85,054	$90,479	$78,497	$80,572	$85,720	$43,761
Interest on affiliated loans	8	534	—	—	—	—
Interest on interim obligations	603	1,374	1,930	1,412	1,109	945
Amortization of debt discount, premium and expense, net	2,098	2,026	1,169	1,266	1,261	746
Other interest charges	466	922	(1)	402	789	418
Interest component of rental expense	176	191	267	632	1,327	942
Fixed charges as defined	$88,405	$95,526	$81,862	$84,284	$90,206	$46,812
RATIO OF EARNINGS TO FIXED CHARGES	3.23	3.34	4.09	3.47	2.97	3.03